================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          WINSTAR COMMUNICATIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                  (CONVERTIBLE FROM SERIES G SENIOR CUMULATIVE
                   PARTICIPATING CONVERTIBLE PREFERRED STOCK)
                         (Title of Class of Securities)

                            -----------------------

                                   975515107
                                 (Cusip Number)

                Credit Suisse First Boston Equity Partners, L.P.
           Credit Suisse First Boston Equity Partners (Bermuda), L.P.
                       EMA Private Equity Fund 1999, L.P.
                      Constellation Equity Partners, L.P.
               Credit Suisse First Boston Advisory Partners, LLC
                  Credit Suisse First Boston (Bermuda) Limited
                           Credit Suisse First Boston
                    Hemisphere Private Equity Partners, Ltd.
                        Hemisphere Trust Company Limited
                       (Name of Persons Filing Statement)

                               Hartley R. Rogers
                               Managing Director
               Credit Suisse First Boston Private Equity Division
                               11 Madison Avenue
                               New York, NY 10010
                                  212 325-2000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                February 1, 2000
            (Date of Event which Requires Filing of this Statement)
                            -----------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

================================================================================
                                  Page 1 of 31

                                  SCHEDULE 13D

---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 2 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Credit Suisse First Boston Equity Partners, L.P.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
2                                                                    (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware



                                       7   SOLE VOTING POWER
                                           3,241,941 shares of Common Stock, par
             NUMBER OF SHARES              value $0.01
        BENEFICIALLY OWNED BY EACH
           REPORTING PERSON WITH       8   SHARED VOTING POWER
                                           0

                                       9   SOLE DISPOSITIVE POWER
                                           3,241,941 shares of Common Stock, par
                                           value $0.01

                                       10  SHARED DISPOSITIVE POWER
                                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,941 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.5%

14  TYPE OF REPORTING PERSON
    PN

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 3 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Credit Suisse First Boston Equity Partners (Bermuda), L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                             (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Bermuda


                                       7   SOLE VOTING POWER
                                           906,207 shares of Common Stock, par
                                           value $0.01
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH        8   SHARED VOTING POWER
        REPORTING PERSON WITH              0

                                       9   SOLE DISPOSITIVE POWER
                                           906,207 shares of Common Stock, par
                                           value $0.01

                                       10  SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    906,207 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.6%

14  TYPE OF REPORTING PERSON
    PN

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 4 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    EMA Private Equity Fund 1999, L.P.
    13-4065031

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                       7   SOLE VOTING POWER
                                           296,296 shares of Common Stock, par
                                           value $0.01

            NUMBER OF SHARES           8   SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH          0
         REPORTING PERSON WITH
                                       9   SOLE DISPOSITIVE POWER
                                           296,296 shares of Common Stock, par
                                           value $0.01

                                       10  SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    296,296 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.5%

14  TYPE OF REPORTING PERSON
    PN

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 5 of 31 Pages
---------------------------------------                -------------------------
    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Constellation Equity Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                                       7   SOLE VOTING POWER
                                           1,481,482 shares of Common Stock, par
                                           value $0.01

           NUMBER OF SHARES            8   SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH          0
          REPORTING PERSON WITH
                                       9   SOLE DISPOSITIVE POWER
                                           1,481,482 shares of Common Stock, par
                                           value $0.01

                                       10  SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,481,482 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.6%

14  TYPE OF REPORTING PERSON
    PN

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D


---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 6 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Credit Suisse First Boston Advisory Partners, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                              (b) [X}

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                                       7   SOLE VOTING POWER
                                           0
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH         8   SHARED VOTING POWER
       REPORTING PERSON WITH               0

                                       9   SOLE DISPOSITIVE POWER
                                           5,925,926 shares of Common Stock, par
                                           value $0.01

                                      10   SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,925,926 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.6%

14  TYPE OF REPORTING PERSON
    IA

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 7 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Credit Suisse First Boston (Bermuda) Limited
    98-0186105

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                       (b) [X}

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                         [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Bermuda

                                       7   SOLE VOTING POWER
            NUMBER OF SHARES               296,296 shares of Common Stock,
      BENEFICIALLY OWNED BY EACH           par value $0.01
        REPORTING PERSONS WITH
                                       8   SHARED VOTING POWER
                                           0

                                       9   SOLE DISPOSITIVE POWER
                                           0

                                       10  SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    296,296 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.5%

14  TYPE OF REPORTING PERSON
    CO

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 8 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Credit Suisse First Boston, on behalf of the Credit Suisse First Boston Business Unit
    CH-0203923549

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Switzerland

                                       7   SOLE VOTING POWER
                                           296,296 shares of Common Stock, par
           NUMBER OF SHARES                value $0.01
      BENEFICIALLY OWNED BY EACH
        REPORTING PERSONS WITH         8   SHARED VOTING POWER
                                           11,725 shares of Common Stock, par
                                           value $0.01

                                       9   SOLE DISPOSITIVE POWER
                                           5,925,926 shares of Common Stock, par
                                           value $0.01

                                       10  SHARED DISPOSITIVE POWER
                                           11,725 shares of Common Stock, par
                                           value $0.01

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,937,651 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.6%

14  TYPE OF REPORTING PERSON
    BK, HC, OO

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


---------------------------------------                -------------------------
CUSIP No. 975515107                                     Page 9 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Hemisphere Private Equity Partners, Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Bermuda

                                       7   SOLE VOTING POWER
                                           5,629,630 shares of Common Stock, par
                                           value $0.01

          NUMBER OF SHARES             8   SHARED VOTING POWER
     BENEFICIALLY OWNED BY EACH            0
       REPORTING PERSON WITH
                                       9   SOLE DISPOSITIVE POWER
                                           0

                                       10  SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,629,630 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.1%

14  TYPE OF REPORTING PERSON
    CO

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


---------------------------------------                -------------------------
CUSIP No. 975515107                                    Page 10 of 31 Pages
---------------------------------------                -------------------------

    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Hemisphere Trust Company Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Bermuda

                                       7   SOLE VOTING POWER
                                           5,629,630 shares of Common Stock, par
                                           value $0.01
          NUMBER OF SHARES
      BENEFICIALLY OWNED BY EACH       8   SHARED VOTING POWER
        REPORTING PERSON WITH              0

                                       9   SOLE DISPOSITIVE POWER
                                           0

                                       10  SHARED DISPOSITIVE POWER
                                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,629,630 shares of Common Stock, par value $0.01

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.1%

14  TYPE OF REPORTING PERSON
    HC

SEC 1746 (9-88) 2 of 7

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Common Shares"), of Winstar Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 685 Third Avenue, New York, NY 10017.

     This Schedule 13D is being filed due to the recent acquisition (as described below in Item 3) of Series G Senior Cumulative Participating Convertible Preferred Stock, $.01 par value per share (the "Series G Shares"), of the Issuer. The Series G Shares are convertible into Common Shares at any time at the option of the holder of Series G Shares. Each holder of Series G Shares is entitled to vote on all matters and is entitled to that number of votes equal to the number of Common Shares into which such holder's Series G Shares could be converted.

   Item 2.  Identity and Background.

     This Schedule 13D is being filed by the following entities (each of which is a "Reporting Person" and together the "Reporting Persons"):

     (1) Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"),

     (2) Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"),

     (3) EMA Private Equity Fund 1999, L.P., a Delaware limited partnership ("EMA"),

     (4) Constellation Equity Partners, L.P., a Delaware limited partnership ("Constellation," and together with CSFBEP, CSFBEP Bermuda and EMA, the "CSFB Funds"),

     (5) Credit Suisse First Boston Advisory Partners, LLC, a Delaware limited liability company ("CSFB Advisory Partners") and investment advisor to CSFBEP, CSFBEP Bermuda and Constellation,

     (6) Credit Suisse First Boston (Bermuda) Limited, a Bermuda company limited by shares ("CSFB Bermuda Limited"), the general partner of EMA,

     (7) Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, including CSFB Advisory Partners, CSFB Bermuda Limited and Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB Business Unit"),

     (8) Hemisphere Private Equity Partners, Ltd., a Bermuda company limited by shares ("Hemisphere"), the general partner of CSFBEP, CSFBEP Bermuda and Constellation, and

     (9) The Hemisphere Private Equity Partners Charitable Trust, a trust created pursuant to the laws of Bermuda ("Hemisphere Trust") and sole beneficial owner of Hemisphere.

     The CSFB Funds are the holders of the Series G Shares and the underlying Common Shares reported herein. The principal business office of each of the CSFB Funds, CSFB Advisory Partners and CSFB Bermuda Limited is 11 Madison Avenue, New York, New York 10010.

     Pursuant to investment advisory agreements with CSFBEP, CSFBEP Bermuda and Constellation, CSFB Advisory Partners makes all investment decisions for these three CSFB Funds, including the decision to buy, sell or hold securities which comprise the assets of each of the CSFB Funds. In addition, EMA must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to EMA's limited partnership agreement. Thus, CSFB Advisory Partners may be deemed to be the beneficial owner of the Series G Shares and the underlying Common Shares owned by the CSFB Funds. CSFB Advisory Partners is a wholly-owned subsidiary of the Bank. The investment committee of CSFB Advisory Partners that oversees the investment decisions made for the CSFB Funds includes employees of the Private Equity Division ("Private Equity Division") of the CSFB Business Unit. The Private Equity Division reports directly to a board of directors of Credit Suisse First Boston Private Equity ("CSFBPE"), a wholly-owned subsidiary of Credit Suisse Group ("CSG"). Such board of directors is comprised in part of executive officers of CSG; both CSG and CSFBPE are corporations formed under the laws of Switzerland.

     CSFB Bermuda Limited is the general partner of EMA and thus manages and controls the affairs of EMA which, unlike the other CSFB Funds, is not advised in its investment decisions by CSFB Advisory Partners. However, pursuant to its limited partnership agreement, EMA must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CSFB Bermuda Limited is a wholly-owned subsidiary of the Bank.

     The CSFB Business Unit is engaged in the investment banking, equity, fixed income and derivatives and private equity investment businesses on a worldwide basis. The CSFB Business Unit's investment banking and registered broker-dealer business is conducted (in part) by CSFBC, an indirect wholly-owned subsidiary of the Bank. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit, which provides asset management and investment advisory services to institutional investors worldwide. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland.

     The ultimate parent company of the Bank is CSG. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Paradeplatz 8, CH-8001, Zurich, Switzerland.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit (including the Private Equity Division). Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Common Shares that may be beneficially owned by its direct and indirect subsidiaries other than the CSFB Business Unit, CSFB Advisory Partners and CSFB Bermuda Limited. To the best of its knowledge, CSG and its executive officers and directors do not beneficially own Common Shares other than as reported in this
Schedule 13D. CSG hereby undertakes to amend this Schedule 13D, if necessary, to include any material information required by Items 2 through 6 of Schedule 13D with respect to any Common Shares that may be beneficially owned by executive officers or directors of CSG.

     Hemisphere is the general partner of CSFBEP, CSFBEP Bermuda and Constellation and, other than the investment activities for which CSFB Advisory Partners is responsible, thus manages and controls the affairs of these three CSFB Funds. Hemisphere is engaged in the business of acting as general partner to collective investment vehicles organized as limited partnerships. Hemisphere's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. Hemisphere is controlled by Hemisphere Trust, a trust created for the purpose of acting as beneficial owner of Hemisphere. The business address of Hemisphere Trust is: Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. The Hemisphere Trust Company Limited is the trustee of Hemisphere Trust and is an indirect, wholly-owned subsidiary of Mutual Risk Management Ltd., a Bermuda company limited by shares. Mutual Risk Management Ltd. is an international risk management company whose principal business address is: 44 Church Street, Hamilton HM12, Bermuda. To the extent that The Hemisphere Trust Company Limited controls the Hemisphere in its capacity as trustee of Hemisphere Trust, Mutual Risk Management Ltd. is the ultimate parent company of Hemisphere.

     The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of CSG, the CSFB Business Unit, CSFB Advisory

Partners, CSFB Bermuda Limited, Hemisphere and Hemisphere Trust Company Limited are set forth on Schedules I-VI which is incorporated herein by reference. None of the CSFB Funds has any officers or directors separate from the officers and directors of its general partner.

     None of the Reporting Persons, any of the executive officers or directors of such persons, CSG or, to the best of its knowledge, any of its executive officers or directors, in each case which are listed on Schedules I-VI, during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The beneficial ownership interest in the Common Shares was obtained pursuant to the Securities Purchase Agreement dated as of December 15, 1999 among the Issuer and one of its wholly-owned subsidiaries, CSFBEP, CSFBEP Bermuda, EMA and several other purchasers (the "Securities Purchase Agreement"). Constellation acquired its beneficial ownership of the Common Shares pursuant to an Assignment and Assumption Agreement dated as of January 12, 2000 among the CSFB Funds. The acquisition of the Series G Shares by the CSFB Funds was made in exchange for $400,000,000. The cash consideration came from working capital of each of the CSFB Funds.

     Separate from the transaction described above in this Item 3 and in connection with its regular broker-dealer activities, CSFBC (i) engages in purchase and sale transactions in the Common Shares, including in connection with program trading in baskets of securities which include the Common Shares and (ii) engages in purchase and sale transactions in the Common Shares and certain shares of preferred stock of the Issuer that are convertible into Common Shares ("Convertible Shares") as a market maker. As of the filing date, CSFBC held a net position (including Convertible Shares on an as-converted basis) of 11,725 Common Shares in its trading account, acquired from time to time in open market transactions in the ordinary course of business, using working capital funds. The CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the Common Shares held by CSFBC pursuant to its trading activities described above.

   Item 4.  Purpose of Transaction.

     The CSFB Funds have acquired the Series G Shares for investment. The CSFB Funds intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the CSFB Funds may consider from time to time various alternative courses of action. Subject to the Shareholders Agreement (as described in Item 6), such actions may include the acquisition of Common Shares or additional Series G Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Shares or Series G Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the CSFB Funds have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. Hartley R. Rogers, a managing director of CSFB Advisory Partners, has been named to the Board of Directors of the Issuer.

     CSFBC intends to continue to engage in purchase and sale transactions in the Common Shares through its trading account, including in connection with its program trading in baskets of securities which include the Common Shares and its market making activities in the Common Shares and the Convertible Shares.

   Item 5.  Interest in Securities of the Issuer.

     (a) The CSFB Funds have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own, 400,000 Series G Shares, representing approximately 44.4% of the outstanding Series G Shares of the Issuer. By virtue of holding these Series G Shares, the CSFB Funds beneficially own, on an as-converted basis as of January 31, 2000, approximately 5,925,926 Common Shares, representing approximately 9.6% beneficial ownership of Common Shares.

     As of the filing date, CSFBC, in connection with its broker-dealer activities, beneficially owned a net position (including Convertible Shares on an as-converted basis) of 11,725 Common Shares. The CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFBC and the CSFB Funds, may be deemed to beneficially own, on an as-converted basis, 5,937,651 Common Shares, representing approximately 9.6% beneficial ownership of Common Shares.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of its knowledge, any persons named in Schedules I-VI hereto owns beneficially any Series G Shares or Common Shares.

     (b) The CSFB Funds have sole power to vote and to dispose of 400,000 Series G Shares. These Series G Shares vote on an as-converted basis with the Common Shares and constitute approximately 8.1% of the total voting power of the Issuer as of November 30, 1999.

     Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and Constellation, and Hemisphere Trust, as the 100 percent owner of Hemisphere, have sole voting power over 5,629,630 Common Shares beneficially owned by these three funds.

     CSFB Bermuda Limited, as the general partner of EMA, and the CSFB Business Unit, as the 100 percent owner of CSFB Bermuda Limited, have sole voting power over 296,296 Common Shares beneficially owned by EMA. In addition, the CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the 11,725 shares of Common Stock beneficially owned by CSFBC pursuant to its trading activities described in Item 4.

     (c) During the past 60 days, no transactions in the Common Shares have been effected by any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, by any of the individuals listed on Schedules I-VI. During the past 60 days, CSFBC has effectuated 642 transactions in the Common Shares as a market maker in the ordinary course of business, purchasing and selling Common Shares at prices ranging from $52.87 to $82.00.

     (d)  Inapplicable.

     (e)  Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 1, 2000, the CSFB Funds entered into a Shareholders Agreement with the Issuer, pursuant to which (a) each of the CSFB Funds agreed that until the earlier of February 1, 2010 or the date on which such CSFB Fund holds less than 20% of its initial holdings of Series G Shares on an as converted basis, it will not purchase any additional voting securities of the Issuer without the Issuer's consent, (b) each of the CSFB Funds are subject to certain restrictions on transfer relating to its Series G Shares and the underlying Common Shares and (c) the Issuer granted the CSFB Funds customary demand and "piggyback" registration rights.

     The form of Shareholders Agreement was previously filed with the Securities and Exchange Commission (the "Commission") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Issuer as an exhibit to the Current Report on Form 8-K dated December 15, 1999 and is hereby incorporated by reference.

     Except for the Shareholders Agreement described above and except as described above in Item 2, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: The Securities Purchase Agreement, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K dated December 15, 1999 and is hereby incorporated by reference.

     Exhibit 2: The Shareholders Agreement, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K dated December 15, 1999 and is hereby incorporated by reference.

     Exhibit 3: Form of Certificate of Designations, Preferences and Rights of Series G Senior Cumulative Participating Convertible Preferred Stock, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K dated December 15, 1999 and is hereby incorporated by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             CREDIT SUISSE FIRST BOSTON EQUITY
                                             PARTNERS, L.P.



                                             By: /s/ Hartley R. Rogers
                                                --------------------------------
                                                Name:  Hartley R. Rogers
                                                Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             CREDIT SUISSE FIRST BOSTON EQUITY
                                             PARTNERS (BERMUDA), L.P.


                                             By: /s/ Hartley R. Rogers
                                                --------------------------------
                                                Name:   Hartley R. Rogers
                                                Title:  Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             EMA PRIVATE EQUITY FUND 1999, L.P.



                                             By: /s/ Hartley R. Rogers
                                                --------------------------------
                                                Name:  Hartley R. Rogers
                                                Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             CONSTELLATION EQUITY PARTNERS, L.P.



                                             By: /s/ Hartley R. Rogers
                                                --------------------------------
                                                 Name:   Hartley R. Rogers
                                                 Title:  Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             CREDIT SUISSE FIRST BOSTON ADVISORY
                                             PARTNERS, LLC


                                             By: /s/ Hartley R. Rogers
                                                --------------------------------
                                                  Name:  Hartley R. Rogers
                                                  Title: Managing Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             CREDIT SUISSE FIRST BOSTON
                                             acting solely on behalf of the
                                             Credit Suisse First Boston
                                             Business Unit


                                             By: /s/ David A. DeNunzio
                                                --------------------------------
                                                Name:  David A. DeNunzio
                                                Title: Managing Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             CREDIT SUISSE FIRST BOSTON
                                             (BERMUDA) LIMITED



                                             By: s/ David A. DeNunzio
                                                --------------------------------
                                                Name:  David A. DeNunzio
                                                Title: Chief Executive Officer
                                                       and President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             HEMISPHERE PRIVATE EQUITY PARTNERS,
                                             LTD.


                                             By: /s/ Ronan Daly
                                                --------------------------------
                                                Name:  Ronan Daly
                                                Title: Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                             HEMISPHERE PRIVATE EQUITY PARTNERS
                                             CHARITABLE TRUST
                                             by Hemisphere Trust Company Limited
                                             in its capacity as trustee



                                             By: /s/ Ronan Daly
                                                --------------------------------
                                                Name:   Ronan Daly
                                                Title:  Director

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE GROUP

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse Group are set forth below. Except as indicated below, (i) the individual's business address is P.O. Box 1, 8070 Zurich, Switzerland, (ii) each occupation set forth opposite an individual's name refers to Credit Suisse Group and (iii) all of the persons listed below are citizens of Switzerland.


Name and Business Address of Directors               Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Rainer E. Gut - Chairman............................ Chairman of the Board of Credit Suisse Group

Dr. Peter Spalti - Vice-Chairman.................... Chairman of the Board of Winterthur
   Winterthur Group, General-Guisan-Strasse 40,
   8401 Winterthur, Switzerland

Dr. Thomas W. Bechtler.............................. Chairman of the Board of Zellweger Luwa AG
   Zellweger Luwa AG, Wilstrasse 11, 8610 Uster,
   Switzerland

Peter Brabeck-Letmathe.............................. Chief Executive Officer of Nestle SA
   Nestle SA, 1800 Vevey, Switzerland

Philippe Bruggisser................................. President and Chief Executive Officer of SAirGroup
   SairGroup, 8058 Zurich Airport, Switzerland

Dr. Marc-Henri Chaudet.............................. Attorney-at-Law
   Avenue Paul-Ceresole 3, P.O. Box 908,
   1800 Vevey, Switzerland

Gerald Clark........................................ Senior Executive Vice-President and Chief Investment Officer
   Metropolitan Life Insurance Company, One             of Metropolitan Life Insurance Company
   Madison Avenue, New York, NY 10010 USA

Prof. Dr. Arthur W. Dunkel.......................... Former General Manager of GATT
   56, Rue du Stand, 1204 Geneva, Switzerland

John M. Hennessy.................................... Chairman Private Equity of Credit Suisse First Boston
   11 Madison Avenue, New York, NY 10010 USA

Walter B. Kielholz.................................. Chief Executive Officer of Swiss Re
   Swiss Re, Mythenquai 50/60, 8022 Zurich,
   Switzerland

Heini Lippuner...................................... Member of the Board of Directors of Novartis AG
   Novartis AG, Schwarzwaldallee 215,
   R-1001A.2.35, 4002 Basel, Switzerland

Lionel I. Pincus.................................... Chairman and Chief Executive Officer of E.M. Warburg,
   E.M. Warburg, Pincus & Co., LLC, 466                 Pincus & Co.
   Lexington Avenue, New York, NY 10017 USA

Thomas M. Schmidheiny............................... Chairman of the Board and of the Executive Committee of
   "Holderbank" Financiere Glaris Ltd.,                 "Holderbank" Financiere Glaris Ltd.
   Zurcherstrasse 156, 8645 Jona, Switzerland

Verena Spoerry...................................... Member of the Council of States
   Zurcher Ziegeleien, attn. E. Zuppinger,
   Giesshubelstrasse 45, 8045 Zurich, Switzerland

Aziz R. D. Syriani.................................. President and Chief Operating Officer of The Olayan Group
   The Olayan Group, 206 Syngrou Avenue,
   Kallithea, Athens 17610, Greece

Dr. Daniel L. Vasella............................... Chairman and Chief Executive Officer of Novartis AG
   Novartis AG, 4002 Basel, Switzerland

With respect to the members of the Board of Directors, Mr. Brabeck-Letmathe is a citizen of Austria, Messrs. Clark, Hennessy and Pincus are citizens of the United States of America and Mr. Syriani is a citizen of Canada.


Name and Business Address of Executive Officers      Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Lukas Muhlemann..................................... Chief Executive Officer

Dr. Hans-Ulrich Doerig.............................. Vice Chairman of the Executive Board, Chief Risk Officer

Philip Keebler Ryan................................. Chief Financial Officer

Paul Josef Meier.................................... Chief Executive Officer of Credit Suisse
   Credit Suisse, P.O. Box 100, 8070 Zurich,
   Switzerland

Oswald Jurgen Grubel................................ Chief Executive Officer of Credit Suisse Private Banking
   Credit Suisse Private Banking, P.O. Box 500,
   8070 Zurich, Switzerland

Allen D. Wheat...................................... Chief Executive Officer of Credit Suisse First Boston
   11 Madison Avenue, New York, NY 10010 USA

Richard Edward Thornburg............................ Vice Chairman of the Executive Board of Credit Suisse First
   11 Madison Avenue, New York, NY 10010 USA            Boston

Phillip Maxwell Colebatch........................... Chief Executive Officer of Credit Suisse Asset Management
   Credit Suisse Asset Management, Beaufort
   House, 15 St. Botolph Street, London EC3A 7JJ
   United Kingdom

Dr. Thomas Peter Wellauer........................... Chief Executive Officer of "Winterthur" Swiss Insurance
   "Winterthur" Swiss Insurance Company,                Company
   8401 Winterthur, Switzerland

With respect to the Executive Board/Executive Officers of Credit Suisse Group, Mr. Colebatch is a citizen of Australia, Mr. Grubel is a citizen of Germany, and Messrs. Thornburgh, Ryan and Wheat are citizens of the United States of America.

                                                                     SCHEDULE II

         DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON
                            BUSINESS UNIT

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business Unit are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Business Unit. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------

Directors and Executive Officers
Allen D. Wheat........................................ Chairman of the Board and Chief Executive Officer
Brady W. Dougan....................................... Managing Director, Head of Equity
Christopher A. Goekjian............................... Managing Director, Co-Head of Fixed Income and
                                                            Derivatives
Stephen A.M. Hester................................... Managing Director, Chief Financial Officer
Marc Hotimsky......................................... Managing Director, Co-Head of Fixed Income and
                                                            Derivatives
Joseph T. McLaughlin.................................. Executive Vice President, Legal and Regulatory Affairs
David C. Mulford...................................... Chairman International
   One Cabot Square
   London, E14 40J U.K.
John Nelson........................................... Chairman Europe
   One Cabot Square
   London, E14 40J U.K.
Stephen E. Stonefield................................. Chairman Asia/Pacific
   Uetlibergstrasse 231
   P.O. Box 900, CH-8045
   Zurich, Switzerland
Richard E. Thornburg.................................. Vice Chairman
Charles G. Ward III................................... Managing Director, Head of Corporate and Investment
                                                            Banking


Messrs. Hester, Hotimsky and Mulford are British citizens.

                                                                    SCHEDULE III

                EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON
                             ADVISORY PARTNERS, LLC

The name, business address, title, present principal occupation or employment of each of the executive officers of Credit Suisse First Boston Advisory Partners, LLC are set forth below. If no business address is given the officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston Advisory Partners, LLC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



Name and Business Address           Present Principal Occupation Including Name of Employer
----------------------------------- ------------------------------------------------------------
Executive Officers
David A. DeNunzio................... Chief Executive Officer
John M. Hennessy.................... Chairman
George R. Hornig.................... Chief Financial and Administrative Officer
Hartley Rogers...................... Managing Director
Michael Schmertzler................. Managing Director
Frederick M.R. Smith................ Managing Director
Lindsay Hollister................... Vice President - General Counsel

                                                                     SCHEDULE IV

         DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON
                               (BERMUDA) LIMITED

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse First Boston (Bermuda) Limited are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston (Bermuda) Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Directors and Executive Officers
David A. DeNunzio.................................... Chairman of the Board and President
Joseph F. Huber...................................... Director
David C. O'Leary..................................... Director
Andrew M. Hutcher.................................... Vice President and Chief Legal Officer
Michael B. Radest.................................... Chief Compliance Officer

                                                                      SCHEDULE V

  DIRECTORS AND EXECUTIVE OFFICERS OF HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Private Equity Partners, Ltd. are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited, which has the same business address as Hemisphere Private Equity Partners, Ltd. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.



Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Directors
Christopher Wetherhill................................ Consultant
Thomas Healy.......................................... Chief Operating Officer
Ronan Daly............................................ Executive Vice President



Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Executive Officers
(Who Are Not Directors)

NONE


Mr. Wetherhill is a British citizen.

                                                                     SCHEDULE VI

      DIRECTORS AND EXECUTIVE OFFICERS OF HEMISPHERE TRUST COMPANY LIMITED

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Trust Company Limited are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.



Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Directors
Christopher Wetherhill................................ Consultant (British Citizen)
Thomas Healy.......................................... Chief Operating Officer
Ronan Daly............................................ Executive Vice President
Margaret Every........................................ Executive Vice President Private Clients
                                                       (Bermudian Citizen)
Robert Mulderig....................................... Chairman and Chief Executive Officer of Mutual Risk
   Mutual Risk Management Ltd., 44 Church Street,      Management Ltd. (Bermudian Citizen)
   Hamilton, Bermuda
Richard O'Brien....................................... General Counsel to Mutual Risk Management Ltd.



Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- ------------------------------------------------------------
Executive Officers
(Who Are Not Directors)

NONE

Mr. Wetherhill is a British citizen. Ms. Every and Mr. Mulderig are citizens of Bermuda.

                CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS, L.P.

                           LIMITED POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Credit Suisse First Boston Equity Partners, L.P., Delaware limited partnership ("CSFB EP"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent CSFB EP with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of CSFB EP any transaction documents, certificates, instruments, fillings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in Winstar Communications, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on CSFB EP's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:

                             Mr. Hartley R. Rogers
                            Mr. Michael Schmertzler
                           Ms. Melissa B. Lautenberg
                             Mr. Kenneth J. Lohsen

     This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

     This Limited Power of Attorney shall be effective on the date hereof and shall continue until December 31, 2000, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

     IN WITNESS WHEREOF this Power of Attorney has been executed on the 21st day of January, 2000.

                        CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS, L.P.

                              By: Hemisphere Private Equity Partners, Ltd., its general partner


                                    By:  /s/ Ronan Daly
                                         ---------------------------------------
                                         Name:  Ronan Daly
                                         Title: Director

           CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS (BERMUDA), L.P.

                           LIMITED POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Credit Suisse First Boston Equity Partners (Bermuda), L.P., Bermuda limited partnership ("CSFB EP Bermuda"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent CSFB EP Bermuda with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of CSFB EP Bermuda any transaction documents, certificates, instruments, fillings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in Winstar Communications, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on CSFB EP Bermuda's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:

                             Mr. Hartley R. Rogers
                            Mr. Michael Schmertzler
                           Ms. Melissa B. Lautenberg
                             Mr. Kenneth J. Lohsen

     This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

     This Limited Power of Attorney shall be effective on the date hereof and shall continue until December 31, 2000, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Bermuda.

     IN WITNESS WHEREOF this Power of Attorney has been executed on the 21st day of January, 2000.

                   CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS (BERMUDA), L.P.

                               By: Hemisphere Private Equity Partners, Ltd., its
                                   general partner


                                    By: /s/ Ronan Daly
                                        ---------------------------------------
                                        Name:  Ronan Daly
                                        Title: Director

                      CONSTELLATION EQUITY PARTNERS, L.P.

                           LIMITED POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Constellation Equity Partners, L.P., Delaware limited partnership ("Constellation"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent Constellation with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of Constellation any transaction documents, certificates, instruments, fillings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in Winstar Communications, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on Constellation's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:

                             Mr. Hartley R. Rogers
                            Mr. Michael Schmertzler
                           Ms. Melissa B. Lautenberg
                             Mr. Kenneth J. Lohsen

     This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

     This Limited Power of Attorney shall be effective on the date hereof and shall continue until December 31, 2000, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

     IN WITNESS WHEREOF this Power of Attorney has been executed on the 21st day of January, 2000.

                        CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS, L.P.

                               By: Hemisphere Private Equity Partners, Ltd., its
                                   general partner


                                    By: /s/ Ronan Daly
                                        ----------------------------------------
                                        Name:  Ronan Daly
                                        Title: Director

                       EMA PRIVATE EQUITY FUND 1999, L.P.

                           LIMITED POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that EMA Private Equity Fund 1999, L.P., Delaware limited partnership ("EMA"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent EMA with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of EMA any transaction documents, certificates, instruments, fillings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in Winstar Communications, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on EMA's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:

                             Mr. Hartley R. Rogers
                            Mr. Michael Schmertzler
                             Mr. Kenneth J. Lohsen

     This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

     This Limited Power of Attorney shall be effective on the date hereof and shall continue until November 31, 2000, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

     IN WITNESS WHEREOF this Power of Attorney has been executed on the 15th day of December 1999.

                              EMA PRIVATE EQUITY FUND 1999, L.P.

                              By: Credit Suisse First Boston (Bermuda) Limited,
                                  as general partner



                                  By: /s/ David A. DeNunzio
                                      ------------------------------------------
                                      Name:  David A. DeNunzio
                                      Title: Director